EXHIBIT 18.1

December 8, 2005

Mr. George A. de Urioste

Chordiant Software, Inc.

20400 Stevens Creek Boulevard, Suite 400

Cupertino, California 95014

Dear Mr. de Urioste:

As stated in Note 2 to the consolidated financial statements of Chordiant Software, Inc. for the year ended September 30, 2005, the Company changed the testing date of its annual goodwill impairment assessment from December to September and states that the newly adopted accounting principle is preferable in the circumstances due to the Company’s change in its fiscal year-end from December 31st to September 30th. In connection with our audit of the above-mentioned financial statements, we have evaluated whether the newly adopted accounting principle is preferable in the circumstances.

Based on our audit, we concur with management’s judgment that the newly adopted accounting principle described in Note 2 is preferable in the circumstances.

Very truly yours,

/s/ BDO Seidman, LLP

San Jose, California